Lawrence R. Lonergan, Esq. Partner Admitted to the NY, NJ and MA Bar Writer’s Email: llonergan@wlesq.com

96 Park Street

Montclair, NJ 07042

Tel: 973 641 4012

Fax: 973 509 0063

______

Woods Lonergan PLLC

280 Madison Avenue, Suite 300

New York, NY 10016

Tel: 212 684 2500

Fax: 212 684 2512

Reply to

Montclair, NJ

May 25, 2023

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20459

Attn:	David Irving and Sharon Blume

Re:	Blue Chip Capital Group Inc.
Amendment No. 5 to
Draft Registration Statement on Form S-1
Submitted March 2, 2023
CIK No. 0001932213

Ladies and Gentlemen:

This Firm represents Blue Chip Capital Group, Inc. (the “Company”) with regard to the above-referenced submission. In response to the staff’s comment letter dated March 16, 2023 (the “Staff Letter”), for the staff’s convenience, we have included each of the staff’s comments numbered sequentially in the Staff Letter followed by our response to each comment, also numbered sequentially. In further response to the Staff’s Letter, we have filed together with our response letter certain documents requested (vendor contracts).

We are providing the requested information by submitting the attached amended draft registration statement (Amendment No. 6).

Amendment No. 5 to Draft Registration Statement on Form S-1, Cover Page

Comment 1. We note your revisions in response to comment 2 from our letter dated July 19, 2022. Please further revise to provide a cross-reference with the heading and page number of the corresponding risk factor on page 10. Also please revise the cover page and the corresponding risk factor to identify your controlling shareholder and disclose the percentage of your total voting power this shareholder will control following the completion of this offering.

Response 1: The Company has included new disclosure in response to this comment regarding “Control Person” (as that term is defined in Section 2(a)2 of the Act), as follows: (i) on the 2nd page of the Prospectus; (ii) in “Risks Related to this Offering and Ownership of the Units, Common Stock and the Warrants” under the sub-caption “Our CEO will be a “Control Person” and the Company will be a Controlled Company;” and (iii) under “Principal Stockholders-Footnote 2,” identifying Joseph Richard Moran, the Company’s CEO and Chairman, as the Company’s controlling shareholder and the percentage of total voting power the controlling shareholder both prior to and following the completion of this offering. This new disclosure also includes disclosure that the Company is a “controlled company.”

Comment 2. We refer to your disclosure in the third paragraph of the cover page regarding FINRA approval of the symbols you request for the Units, shares of Common Stock, and the Warrants. In an appropriate location in your prospectus, please briefly explain the process of receiving FINRA approval of any listing or trading symbols you would utilize.

Response 2: The Company has included new disclosure on the 1st page of the Prospectus and added a risk factor in “Risks Related to this Offering and Ownership of the Units, Common Stock and the Warrants” under the sub-caption “A market maker, a FINRA registered broker-dealer, must make a Form 2112 application to FINRA in order to obtain trading symbols for the Company’s Units, Shares and Warrants,” explaining the process of receiving FINRA approval for trading symbols.

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Comment 3. We note your response to comment 9 from our letter dated July 19, 2022. Please provide us with additional information concerning the “ongoing and pending contracts” you have in place with your subsidiaries that will help you meet short-term and long-term liquidity requirements given that you have no revenues in the periods presented. Include the following in your response:

●	Whether you have signed contracts with external counterparties;
●	The terms of the contracts;
●	Explain why the contracts are pending; and
●	Explain in greater detail the specific contractual provisions related to royalties, management fees, annual platform fees, etc.

Refer to Item 303 of Regulation S-K which states that discussion and analysis must focus on material events and uncertainties known to management that are “reasonably likely” to occur. In the event these contracts are not reasonably likely, please remove the disclosure from future amendments and revise your liquidity discussion accordingly.

Response 3. The Company has included with Amendment No. 6 copies of ongoing and pending contracts with its subsidiaries, RaiseWise USA, RaiseWise Sweden and RaiseWise Morocco. These contracts contain specific contractual provisions related to royalties, management fees, annual platform fees. Despite its limited cash resources, the Company is able to retain engineering, consulting, legal and accounting personnel partially through the raising of interim working capital.

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Item 4 - Controls and Procedures, page 27

Comment 4. Please revise your next amendment to refer to the correct periods when disclosing management’s evaluation of disclosure controls and procedures and changes in internal controls over financial reporting. Please address the following:

●	Reference to the interim period ended August 31, 2021 in the first sentence of the first paragraph; and
●	Reference to the period and quarter ended November 30, 2021 in the second sentence of the second paragraph and first sentence of the third paragraph, respectively, which is not the most recent period.

Response 4. The Company has revised its disclosure accordingly on page 27, Controls and Procedures, to refer to the correct periods.

Description of Offered Securities, page 33

Comment 5. We note your revisions in response to comment 20 from our letter dated July 19, 2022. Please further revise to include a description of the Units and the Warrants in the offering. Please refer to Item 9 of Form S-1 and Item 202 of Regulation S-K.

Response 5. The Company has included new disclosure regarding a description of the Units and Warrants with a cross reference in “Prospectus Summary” under “The Offering” and under “Description of Offered Securities.”

Plan of Distribution

Placement Agent Agreement, page 34

Comment 6. We note your revisions in response to comment 10 from our letter dated July 19, 2022. Please further revise to include a definition of the term “accredited investor.”

Response 6. The Company has included new disclosure under “Plan of Distribution” in the sub-caption “Accredited Investor Definition” in response to this comment.

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Consolidated Financial Statements - November 30, 2022 and May 31, 2022

Notes to the Consolidated Financial Statements

Note 5. Stockholders’ Equity, page F-19

Comment 7. We note your response to comment 16 from our letter dated July 19, 2022. Please tell us, with reference to applicable accounting literature, how you accounted for the warrants issued on June 29, 2021, July 3, 2021, and November 9, 2022.

Response 7. The staff should note that the Company has removed the financial statements for the interim period ended November 30, 2022 and included updated interim financial statements for the period ended February 28, 2023. In further response to this comment, the Company has expanded disclosures regarding the warrants within the Stockholders’ Equity footnote to include the intrinsic values of the warrants issued and key assumptions used to value these on the date of grant.

Exhibits

Comment 8. We note your response to comment 18 from our letter dated July 19, 2022 and reissue the comment in part. Please have counsel revise the legality opinion to opine on the Units and each security component thereof. In particular, please revise to address the following points:

●	Clearly opine that the common stock included in the Units will be, when sold, legally (or validly) issued, fully paid and non-assessable.
●	Clearly opine that the common stock underlying the warrants will be, when sold, legally (or validly) issued, fully paid and non-assessable.
●	Since the warrants are contractual obligations issued pursuant to agreements, please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the common stock purchase warrant. In that regard, we note that the opinion does not indicate that the warrants will be the binding obligation of the registrant, and the opinion is limited to the laws of Nevada. However, the form of common stock purchase warrant filed as Exhibit 4.1 indicates that the warrant will be governed by the laws of the State of Delaware.

Response 8. The Company has included a revised legality opinion with Amendment No. 6 in accordance with this Comment.

Please advise any additional comments. Thank you.

Sincerely,

Lawrence R. Lonergan, Esq.

c:	Blue Chip Capital Group, Inc.

Encs.

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